				Exhibit 12
UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES (1)
For the Year Ended December 31,

(Dollars in thousands)	2014	2013	2012	2011	2010
EARNINGS:
Income before income taxes (2)	$(58,704)	$257,656	$205,053	$312,822	$241,116
Add (deduct):
Equity in earnings of unconsolidated entities	(129,764)	(131,949)	(90,364)	(83,566)	(97,318)
Distributions from unconsolidated entities	112,336	125,660	84,417	91,768	100,359
Amortization of capitalized interest	6,116	3,704	855	613	492
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(1,763)	(6,575)	(30,122)	(24,247)	(23,869)
	(71,779)	248,496	169,839	297,390	220,780
Add fixed charges:
Consolidated interest expense (3)	57,386	43,963	42,393	65,614	61,555
Interest portion (1/3) of consolidated rent expense	50,791	54,019	61,305	57,187	54,356
	$36,398	$346,478	$273,537	$420,191	$336,691
FIXED CHARGES:
Consolidated interest expense (3)	$57,386	$43,963	$42,393	$65,614	$61,555
Capitalized interest	6,236	18,382	17,930	10,064	2,446
Interest portion (1/3) of consolidated rent expense	50,791	54,019	61,305	57,187	54,356
	$114,413	$116,364	$121,628	$132,865	$118,357

RATIO OF EARNINGS TO FIXED CHARGES	*	2.98	2.25	3.16	2.84

(1)

Considering, among other things, recent significant divestitures and an increasing amount of rental income in proportion to gross rent expense, U.S. Cellular revised its approach in 2014 in calculating the above ratios to use gross rent expense, rather than net rent expense, for estimating the interest portion of rent expense.  Prior years have been revised to conform to the 2014 presentation.

(2)

Includes gain on sale of business and other exit costs, net of $32.8 million and $246.8 million in 2014 and 2013, respectively, and loss on sale of business and other exit costs, net of $21.0 million in 2012.

Includes gain on license sales and exchanges of $113.0 million, $255.5 million and $11.8 million in 2014, 2013 and 2011, respectively.

Includes gain on investments of $18.6 million in 2013, loss on investments of $3.7 million in 2012 and gain on investments of $11.4 million in 2011.

(3)	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings for the year ended December 31, 2014 were inadequate to cover Fixed charges by $78.0 million.